December 16, 2015

VIA EDGAR

Christian Windsor, Special Counsel
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Yadkin Financial Corporation Registration Statement on Form S-4 Filed November 17, 2015
File No. 333-208064

Dear Mr. Windsor:

On behalf of Yadkin Financial Corporation (the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated December 8, 2015 (the “Comment Letter”), relating to the Registration Statement on Form S-4, filed by the Company with the Commission on November 17, 2015 (File No. 333-208064) (the “Registration Statement”).

In connection with this response to the Comment Letter, the Company is contemporaneously filing an Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”). Capitalized terms used but not otherwise defined in this letter shall have the meanings given to such terms in the Amended Registration Statement. References herein to page numbers are to page numbers in the Amended Registration Statement being filed contemporaneously herewith. For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. We have recited the comments from the Staff in bold type and have followed each comment with the response to such comment.

For the convenience of the Staff, we are separately furnishing to the Staff courtesy copies of the Amended Registration Statement marked to show changes from the relevant portions of the initial filing of the Registration Statement.

Cover Page

1.	Please revise the cover page of the prospectus to disclose that Yadkin will assume the NewBridge TRUPS and the NewBridge subordinated debt. Alternatively, you may add a cross-reference to the relevant disclosure within the prospectus.

Response: The disclosure in the Amended Registration Statement has been revised in response to the Staff’s comment. Please see the cover page of the Amended Registration Statement.

Mr. Windsor

December 16, 2015

Unaudited Pro Forma Condensed Combined Financial Statements: Notes to the Unaudited Pro Forma Condensed Financial Statements, page 32

2.	Please revise the notes to present the calculation of the purchase price in a tabular format.

Response: The disclosure in the Amended Registration Statement has been revised in response to the Staff’s comment. Please see “Unaudited Pro Forma Condensed Combined Financial Statements – Notes to Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 32 of the Amended Registration Statement.

Sandler O’Neill’s Relationship, page 66

3.	Please revise the last paragraph on page 66 to disclose the amount of fees paid during the past two years prior to the date of Sandler O’Neill’s opinion by NewBridge to Sandler O’Neill and its affiliates. See Item 4(b) of Form S-4 and Item 1015(b)(4) of Regulation M-A.

Response: The disclosure in the Amended Registration Statement has been revised in response to the Staff’s comment. Please see “The Merger—Opinion of NewBridge’s Financial Advisor—Sandler O’Neill’s Relationship” beginning on page 66 of the Amended Registration Statement.

Opinion of Yadkin’s Financial Advisor, page 68

4.	Revise the section on page 79 to disclose the compensation received by KBW for the services described. Please refer to Item 4(b) of Form S-4 and Item 1015(b)(4) of Regulation M-A.

Response: The disclosure in the Amended Registration Statement has been revised in response to the Staff’s comment. Please see “The Merger—Opinion of Yadkin’s Financial Advisor” beginning on page 68 of the Amended Registration Statement.

The Merger Agreement: Representations and Warranties, page 90

5.	On page 90, you include a statement that the representations and warranties contained in the merger agreement were made solely for the benefit of Yadkin and NewBridge and that investors should not rely on those representations and warranties. Please note that disclosure regarding an agreement’s representations, warranties or covenants (whether through incorporation by reference or direct inclusion) constitutes disclosure to investors, and you are required to consider whether additional disclosure is necessary in order to put the information contained in, or otherwise incorporated into that publication, into context so that such information is not misleading. Please refer to Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934 and Commission Statement on potential Exchange Act Section 10(b) and Section 14(a) liability, Exchange Act Release No. 51283 (Mar. 1, 2005). Accordingly, if you continue to use this disclosure, please revise it to remove any implication that the merger agreement does not constitute disclosure under the federal securities laws.

Mr. Windsor

December 16, 2015

Response: The disclosure in the Amended Registration Statement has been revised in response to the Staff’s comment. Please see “The Merger Agreement—Representations and Warranties” beginning on page 90 of the Amended Registration Statement.

In the event that the Company requests acceleration of the effective date of the Amended Registration Statement, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the Staff of the Commission have any questions concerning the enclosed materials or desire further information or clarification in connection therewith, such person should contact the undersigned at (212) 735-3554 or sven.mickisch@skadden.com.

Very truly yours,

/s/ Sven G. Mickisch
Sven G. Mickisch
(212) 735-3554
sven.mickisch@skadden.com

cc:	Scott Custer, Yadkin Financial Corporation

David Lin, Amit Pande and Michael Volley, Securities and Exchange Commission

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